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                          [PNY TECHNOLOGIES LETTERHEAD]


                                              December 12, 2001

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re:  PNY Technologies, Inc.
     Withdrawal of Registration Statement on Form S-1
     File No. 333-44376

Ladies and Gentlemen:

         PNY Technologies, Inc. (the "Company") requests, pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Securities Act"), the withdrawal of its Registration Statement on Form S-1 (File No. 333-44376 filed on August 23, 2000 and amended on October 5, 2000 and October 31, 2000 (the "S-1 Registration Statement"). The Company has elected not to proceed with the offering due to unfavorable market conditions. There was no circulation of preliminary prospectuses in connection with the proposed offering, the S-1 Registration Statement was not declared effective by the Securities and Exchange Commission (the "Commission") and none of the Company's securities were sold pursuant to the S-1 Registration Statement.

         Pursuant to Rule 477(c), the Company hereby advises the Commission that the Company may undertake a subsequent private offering in reliance on Rule 155(c) under the Securities Act.

         If you have any questions, please call Arnold Peinado III or Harry Sherman of Milbank, Tweed, Hadley & McCloy LLP at 212-530-5431.

                                           Sincerely,

                                           PNY TECHNOLOGIES, INC.

                                           By:  /s/ Gadi Cohen
                                                ------------------------------
                                           Title:  President and
                                                   Chief Executive Officer